Form C

Cover Page

Name of issuer:

SeaNSoul, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of incorporation/organization: DE

Date of organization: January 3, 2020

Co-Issuer:

Name: SeaNSoul CF SPV, LLC

Form: LLC

Jurisdiction: DE

Date: February 23, 2022

Physical address of issuer:

Headquarters

1996 Newell Rd
Malibu, CA 90265
United States

Website of issuer:

https://www.seansoul.com/

Name of intermediary through which the offering will be conducted:

Fundify Portal, LLC

CIK number of intermediary:

1788777

CRD number, if applicable, of intermediary:

306519

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

Issuer has entered into a Listing Agreement with Fundify Portal, LLC to pay a success fee consisting of a 7.5% (seven and one-half percent) based on the dollar amount of securities sold in the Offering. This fee is to be paid upon disbursement of funds from Issuer's Fund America escrow account at the time of a closing, based on the Issuer achieving at least the target raise amount as specified in the Offering. The fee will be paid in cash and in securities of the Issuer under the same exact terms as those offered to the general public in the Offering. The percentage of the split between cash and securities is typically 6.0% in cash and 1.5% in securities, subject to negotiation and as specified in the Listing Agreement.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

Not applicable

Type of security offered:

Other

If Other, describe the security offered:

SAFE

Target number of securities to be offered:

25,000

Price:

$1

Target offering amount:

$25,000

Oversubscriptions accepted:

Yes

If yes, disclose how oversubscriptions will be allocated:

First-come, first-served basis

Maximum offering amount (if different from target offering amount):

$1,000,000

Deadline to reach the target offering amount:

October 30, 2022 at 20:59:59 PDT

Current number of employees:

3

Company financials:

	Most recent fiscal year	Prior fiscal year
Total Assets	$170,064	--
Cash & Cash Equivalents	$25,364	--
Accounts Receivable	$0	--
Short-term Debt	$0	--
Long-term Debt	$0	--
Revenues/Sales	$0	--
Cost of Goods Sold	$0	--
Taxes Paid	$0	--
Net Income	$0	--

Select the jurisdictions in which the issuer intends to offer the securities:

☑ Alabama	☑ Florida	☑ Louisiana
☑ Alaska	☑ Georgia	☑ Maine
☑ Arizona	☑ Hawaii	☑ Maryland
☑ Arkansas	☑ Idaho	☑ Massachusetts
☑ California	☑ Illinois	☑ Michigan
☑ Colorado	☑ Indiana	☑ Minnesota
☑ Connecticut	☑ Iowa	☑ Mississippi
☑ Delaware	☑ Kansas	☑ Missouri
☑ District Of Columbia	☑ Kentucky	☑ Montana
☑ Nebraska	☑ Ohio	☑ Texas
☑ Nevada	☑ Oklahoma	☑ Utah

☑	New Hampshire	☑	Oregon	☑	Vermont
☑	New Jersey	☑	Pennsylvania	☑	Virginia
☑	New Mexico	☑	Rhode Island	☑	Washington
☑	New York	☑	South Carolina	☑	West Virginia
☑	North Carolina	☑	South Dakota	☑	Wisconsin
☑	North Dakota	☑	Tennessee	☑	Wyoming

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

SeaNSoul, Inc.

COMPANY ELIGIBILITY

2. Check this box to certify that all of the following statements are true for the issuer.:

☑ Yes

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

> **Instructions:**
>
> If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?:

No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.:

Director Name	Principal Occupation	Year Joined as Director	Status
John Kozlowski	Founder	January 3, 2020	Full Time

Previous positions

Position	Responsibilities	Start date	End date
Founder and CEO	Manage and Operate all aspects of Sea N' Soul Inc	January 3, 2020	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
Ralph Lauren	Ralph Lauren Senior Vice President of Global Brand Merchandising	Led Global Brand Merchandising for a 3.2B Global Brand led a team of over 100 people. Managed all aspects of brand direction, development of products, price points and profitability	Global Retail and Wholesale	January 3, 2003	March 31, 2020

Director Name	Principal Occupation	Year Joined as Director	Status
Erica Reams	Founder	January 3, 2020	Advisory

Previous positions

Position	Responsibilities	Start date	End date
Advisor	Market research on competitive landscape, Director of customer satisfaction	January 3, 2022	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
Core Real Estate Group	Real Estate executive, phillanthropist	Manage Real Estate Transactions	Premiere boutique Real Estate firm in Beverly Hills	February 9, 2017	

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.:

Officer Name	Title	Date Joined	Status
Aaron Abbott	CTO	August 1, 2020	Full Time

Previous positions

Position	Responsibilities	Start date	End date
CTO	Oversee development of app and digital technologies while authoring and executing digital marketing and customer experience strategies	August 1, 2020	

customer experience strategies. | | 2020 |

Position	Responsibilities	Start date	End date

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
Self-Employed	Digital Business + Marketing Technology Consultant	Forward thinking digital marketer (with SEO and martech mastery) and content producer who loves to create, execute, and improve integrated digital marketing strategies/campaigns by leveraging personas and content in an evolving omnichannel world. With an extensive background in audio and video production, combined with website and mobile app development, I can produce and implement content across all touchpoints, while coordinating data tracking that feeds decisions that drive growth and ROI.	Consulting	January 7, 2017	

Officer Name	Title	Date Joined	Status
John Kozlowski	Founder	January 3, 2020	Full Time

Previous positions

Position	Responsibilities	Start date	End date
Founder and CEO	Manage and Operate all aspects of Sea N' Soul Inc	January 3, 2020	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
Ralph Lauren	Ralph Lauren Senior Vice President of Global Brand Merchandising	Led Global Brand Merchandising for a 3.2B Global Brand led a team of over 100 people. Managed all aspects of brand direction, development of products, price points and profitability	Global Retail and Wholesale	January 3, 2003	March 31, 2020

Officer Name	Title	Date Joined	Status
Erica Reams	Founder & Advisor	January 3, 2020	Advisory

Previous positions

Position	Responsibilities	Start date	End date
Advisor	Market research on competitive landscape, Director of customer satisfaction	January 3, 2022	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
Core Real Estate Group	Real Estate executive, phillanthropist	Manage Real Estate Transactions	Premiere boutique Real Estate firm in Beverly Hills	February 9, 2017	

> **Instructions:**
>
> For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.:

Name	No. and Class of Securities now Held	% of Voting Power Prior to Offering
John Kozlowski	2,500,000 shares of Common	47%
Erica Reams	2,500,000 shares of Common	47%

> **Instructions:**
>
> he above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.
>
> To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.:

Organization and product

Sea n' Soul is a true startup. We've recognized a business model that can scale with viral growth based on the adoption and use of its user community. Within this model, we are basing the roots of success in the development of a hybrid app that will work on iOS and Android devices, as well as from the popular desktop browsers found on modern computers (Chrome, Safari, Internet Explorer, etc.). We will unify our communications, marketing, and growth strategies from day one. We will make use of the budgets we define to move forward, which will evolve the findings of this audit into a timeline and task based year one marketing plan. A community based on transactions will form into a source of helping the planet and supporting organizations our users feel good about helping when they buy gear they need, and sell the gear they want to.

A resale app for the adventure industry resale market that:

- Helps our planet
- Helps them make money
- Gets them the gear they want at great prices
- Connects them with local enthusiasts of the same adventure sport

We reduce waste by facilitating the resale of adventure products, apparel, and clothing by giving back to earth-repairing funds. Sea n' Soul will be the first resale app that will be solely focused upon the adventure sports and travel industries. Where other resale apps do focus on reduction of waste with reuse of products through the consignment or resale channel, none are focused on building a community of like-minded individuals who also care about the earth in a way that goes beyond the everyday consumer of typical products and consumables. Sea n' Soul takes it further than building a community, we are giving back to the community by committing to donating a percentage of our profits, from each and every sale, to nonprofits with which we develop strategic partnerships.

History and how

Sea n' Soul was established in 2020. It was founded on the idea of creating a community around reduction of textile waste while forming and inspiring a community or resale amongst those who are involved in action and adventure sports and travel. There is no other app like it in the market; while there are longstanding services like eBay and Craigslist who have defined the digital resale market. Market newcomers like Poshmark, which focuses on fashion, and OfferUp, which sells anything have simplified the experience and defined a tidal wave of consignment based shopping that connects with people at the core of their personalities.

Where Poshmark has connected with the fashionistas, for example, Sea n' Soul will connect with every adventurer in the product/sport categories we create. These are just product categories, they are micro communities. We've recognized the power of resale, the trends of Millennials and Gen Xers to reduce waste within the community, and the growing desire for all human beings to help repair our earth. It's within these points that drive the core of our purpose, values and the strategies that will feed the awareness, adoption, use, and growth of Sea n' Soul as not just a resale app, but a resale community.

Growth Plans

We connect with adventurers and lovers of the earth. We don't just help users sell their surfboards, we give them a connection and help them put some cash in their pocket. We also help them give back with our guaranteed donation, and their optional additional donations to the nonprofits they care about. We attach with the soul of their passion, by targeting them with amazing content. Content that teaches them about how they are helping the planet when they sell their products on our app.

The method of our marketing strategy is that of a growth strategy. We must hit the market, and hit it with precision. With the recommended tactics, channels, and technologies being presented, we can hit our year one goal with confidence. With existing connections and access to potential financing, corners have not been cut. Rather, we are looking at a honed toolkit that allows us to execute a complete strategy that will facilitate and unify:

- Brand awareness
- Communication and messaging strategy
- Web, customer, mobile, behavioral, and campaign analytics
- Content strategy to feed search engines, social audiences, and drip campaigns
- Customer engagement

Overall Goals and Objectives

Sea n' Soul is for every adventure that is inside of you. Our mission is to build a community that will prevent the production of more products by allowing consumers to resell and reuse adventure products. We want to inspire the world to use what's already been produced while also promoting individuality within a thriving community of users. Together we will work towards saving our planet by reducing the production of more products that are not needed. Not only are we helping to reduce, we are determined to give back to like-minded organizations that also care about saving our planet and the environment. A part of our mission includes the donation of a percentage of our profits to these organizations. By creating this community, with a channel to engage in the acts of resale and reuse, we can reduce waste while helping other organizations that want to repair our Earth. Achieving our mission sits within creating a community from our audience.

organizations that want to repair our Earth. Achieving our mission sits within creating a community from our audience engagements, and creates a channel of not only commerce, but communication, learning, and sharing.

The immediate goal is to utilize new media, mobile, digital media, sales, and marketing technologies in the best and most affordable way to grow the company and brand to national name recognition in year one.

With so many choices of tools available today—and with those of tomorrow in mind—it is essential that we look at where we are today, and where we can afford to be tomorrow. Throughout this plan we will focus on the current state of the Industry leaders and their performance, the tools they use, and sources of traffic; while determining the best options for growth and brand recognition tactics that can be applied to Sea n' Soul. Growth and ROI define the root drivers of why we will go to market with the defined approach.

The big idea goals for year one include the following:

- Create national brand awareness while growing from within local communities of sport niches. Think global, while acting local.
- Get 100,000 daily users logging in and using the app.
- We want at least 10,000 users actively selling at least one product each month.
- Develop an integrated cross-channel communication strategy that engages and takes the user, as buyer or seller, through their respective customer journey.
- Become the thought and community leader of the adventure resale industry by creating and curating meaningful and useful digital content from our website and app.
- Create digital content experiences that help each of our market segments to connect in ways that go beyond the traditional buyer-seller relationship.
- Setup our internal marketing and sales technologies in a way that allows us to mine data and engage with our audience segment's behavioral experiences so that we can learn to be able to provide them with the resale experience they need and expect.

C2C and B2B Business Models

Sea N' Soul is a resale app that connects consumers with other consumers. We are the marketplace, the technological intermediary that facilitates the buying and selling of used adventure gear and apparel. Since we do not keep inventory, and we do not participate in the sale, the consumers are connecting and interacting with other consumers within the app.

Sea N' Soul also has a B2B model in which we have created an interface that allows small businesses that sell adventure gear to create a shop within Sea N' Soul. Shop owners like surf shop owners, will be able to add their products to Sea N' Soul and interact within the app along with all other users. To users, shops feel like other users within the app. The difference for shop owners is that they have other options that standard users do not. They have admin access to upload products, we are also working on developing a Shopify plug-in that will allow businesses that have Shopify-based businesses to sync the products they want to also sell on Sea N' Soul with as little as effort as possible.

Our goal is not only to connect consumers with consumers, but to also give small businesses another channel on which they can leverage to expand their reach from their local area, to sell their products to our growing national audience.

Communication Strategy

Connecting Communications with Buyers, Sellers, and Nonprofits

These are the ultimate goals of connecting our audience with each other, and with Sea n' Soul.

- Facilitating app use
- Connecting buyers with sellers to support sales and conversations
- Connecting buyers with sellers to inform and educate
- Connecting the buyers and sellers with the nonprofits

The User Journey

Understanding the journey of our users is crucial for success. These are stages that define how they will interact with us from not knowing us to become brand advocates. These stages are literal stages in our relationship which determines how and what we communicate with them. At each stage they are continually consuming, digesting, and sharing content.

Growth Marketing Mindset

We need to incorporate the growth marketing mindset in our approach through our customer communication strategies. Growth marketing came about as marketers began to understand how one change in one channel could have a massive impact on the number of conversions or results. This hacking of techniques led to more results with less spend, but it's not by accident. The main priority or goal to solve is how to achieve as many new installs that lead to real and consistent app users.

We've seen how our communication strategies must be aligned to our user personas. How we communicate with the surfer is not the same conversation we will have with the Dad looking for camping gear for his family's next camping trip. By implementing technologies that will allow us to monitor our conversations, experiment with messaging, and test variations, we will drive success.

As we identify where our conversions are coming from and the discussion we are having with our users as they become users, we can then present new potential users with information and messaging that will facilitate their conversion to becoming a user. Equally, we can do the same to facilitate the use of the app after someone becomes a user, continually supporting their customer journey through their ongoing lifecycle.

Multi-channel Messaging

Our messages need to coordinate across media channels, content, and purpose for the messaging.

With our technology stack we will be capable of communicating with our users via:

- eMail
- SMS
- PUSH notifications
- In-app messages
- direct mail (traditional physical mail)

Ultimately, it will be the orchestration of these message types, as they relate to user experience and the customer journey, which will allow us to deliver the experience our users need. This is what will drive more conversions, which will translate to more sales.

Customer Engagement

How we engage our users is vital to our success. We must identify the micro-moments and conversion points where we can support and become a native part of the user experience.

The stages of the User Journey as presented in 2.2 are the funnel stages by which we will coordinate our messaging strategies. The chart below shows the engagement stages as they relate to the lifecycle stages.

Our communication engagement stages breakdown to the following:

- **Educate the audience** to who and what the Sea n' Soul brand is about and what the app will do to help solve their need to make money, while also helping to reduce pollution and give to earth-saving nonprofits.
- **Be their guide** from the time they install to their first purchase and sale.
- **Help them** become a habitual user and brand advocate that shares the app.

Personalized Messaging

Message personalization will be facilitated with our martech stack. Personalizing messages will allow us to connect with our users based on their actual user experience, identified demographics, what they buy and sell, the nonprofits they align with, and the personal information they share.

We will not over-communicate or push a point-of-view with our communications. We will be the resale solution that connects them with the nonprofits that matter while making it easy for them to buy and sell. Further, this is the role we will play when they are engaged with our app.

Personalized messages will include:

- The content they access
- The products they look at
- The products they sell
- Things they do in the app
- Comments they make about products, sellers, or content

These personalized messages are not a specific type, but rather are the way by which we will leverage the types of messages that will be personalized.

Mobile (SMS) Messaging

These are SMS text messages we are all used to when communicating with our family and friends with our smartphone text messaging. These messages will be more informative and system-based in nature, such as password recovery.

PUSH Notifications

PUSH notifications are system messages sent to your smartphone as phone notifications. These types of messages will be utilized to get the attention of the users and motivate them to open the app.

In-app Messages

In-app messages will be fed as notification overlays that are triggered by user interactions. For example, if they click on exit, we can remind them they have an item in their cart. These messages will be the interactive conversation we provide the users. We will be able to A/B test these to determine what ultimately works to deliver sales and shares.

Email Marketing

Email will always be a vital part of success. Emails will be used for notifications, follow ups, marketing surveys, sales receipts, company communications, etc. Email's superpower is the drip campaign. We can create automated email sequences that re-engage users, getting more to engage with the content and app. From personalized emails, to segmented campaigns, the ability to put the other message types in the email's sequence allows us to optimize our conversion funnels effectively for maximal results.

Customer relationship management begins before you ever meet your customer, and should never end — unless they insist on ending. Monthly newsletters and promotional offers will be blasted to subscribers as well as utilizing legal bulk email marketing practices.

While these efforts are in their early stages and being developed, another aspect of maintaining the customer relationship with email is by implementing the drip campaigns. What occurs is if someone sends a request, or requests information from particular media within the website, they are stepping into a drip campaign. After the user initiates the sequence by engaging with us in a way where they gave us their email, for example, they will get follow up emails that can all relate to whatever they are in need of. These can be content, deals, and offers, whatever.   The goal is to use these drip campaigns to either guide them deeper into the conversion funnel, or get them back into it.

Direct Mail Marketing

The inclusion of offline physical direct mail plays an effective role in brand awareness and churn support. If we have a local event, for example, we can have a mailing go to a user based on their drip campaign notifying users of event updates. Further, if they have been an active user, and then stop, we could send them something to remind them we are around. We are able to get very creative and create opportunities for our brand advocates to create word-of-mouth impact. We could send users a flyer, that has a QR code, for them to post up on a community board at a coffee shop. While being a digital campaign, the leveraging of any related offline and/or traditional touchpoints is a key part of our strategic development.

Putting it Together

The sequences of messages and campaigns will be determined by campaign, persona, personality profile, and the goal of the sequence.

In addition to all functional emails for marketing and sales purpose, priorities for launch ready drip campaigns are:

- New user sequences - how to
- Customize your profile sequence
- First sale sequence
- First purchase sequence
- Use support sequences - people that installed but haven't used
- Reminder sequence

Campaigns

Cross-Channel + Cross-Device Campaigns

As with our communications strategy, and how we will automate messages and touchpoints across phones, tablets, and computers; we will do the same with ad and drip campaigns.

Our content will support drip campaigns that are fed from organic traffic coming to the site from search engines as we grow our organic presence. Ideally, we can repurpose the landing pages of the drip campaigns as the landing pages we use for our ad campaigns.

There will be times when we have specific landing pages used solely for ads, or solely for organic drip, but we can for the most part repurpose them. This repurposing can also be supported when users begin sharing our content, and talking about it on social networks.

The ads strategy will be divided into the following approaches:

- Build awareness with search and social ads
- Nurture awareness with retargeting on ad networks, search engines, and social networks
- Drive installs with both awareness and nurture campaigns across these networks
- Use display and video ads programmatically across ad networks to drive installs
- Use retargeting to drive users back to the app after taking key actions that did not end in the conversion action we want them to take

These campaigns will all work in tandem, and create an online conversation with the people being targeted.

Types of Campaigns

Growth Nurturing for Awareness + Installs

Campaigns targeting sports and personas that are exposing people to the brand and taking them to app stores to install the app. These will be a mixture of search ads, social ads, and display ads. People that take actions from ads will be retargeted with ads that motivate them to install the app and immerse themselves in the app.

User Journey Nurturing

Our technology stack will allow us to create user groups that we can leverage to target with ads, drip campaigns, and direct communications. After a person installs the app, they might not immediately engage with the app. Along with messages, we can present ads and develop supportive drip campaigns that will educate and motivate users from installation to their first sale and/or purchase.

Re-Engagement

When previously active users haven't logged into the app after a certain amount of time, we can target them with ads and content that can speak directly to their stage in the customer lifecycle. These ads will reflect they know us, and engage them in more meaningful and emotional ways, compared to awareness ads. Since they are users, this is also where our communications strategies will come into play. From timely phone notifications, to email drip campaigns, we can get them to come back in reference to their most recent actions.

Creating Brand Advocates

As users sell more and buy more, we can segment them into lists so we can target them with content that will help them take their use to the next level. For example, if a user has sold 10 items, we can present them with campaign content that will help them do even more and make them aware of their power user status, as an example.

Building Ongoing Brand Awareness

As we identify our users, mine their data, and learn about their use of the app and the paths they take to conversions, we are creating the ability to create audiences of people that "look like them online" to target with brand awareness ads.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

We've just recently launched our app in a soft "go to market" launch with minimal marketing and advertising support which limits how you can evaluate our performance.

Sea N' Soul is a true startup and has not yet implemented its business plan. There can be no guarantee that we will ever achieve profitably. Our success is dependent upon and should be considered with respect to the problems, expenses, difficulties, complications and delays usually encountered by early stage companies and startups. Sea N' Soul may not be successful in attaining the total number of users necessary for it to overcome these potential risks and incumbent deficits.

We are only beginning to prepare official audited financial statements.

Because the Company has not filed its financial information with us, we cannot provide you with accurate information regarding its capitalization, assets, or liability. Further, if you do not believe that the Company has fully disclosed its financial information, you should not invest in it.

We may not be asking for enough funding.

The main purpose of funding is for marketing and resources to implement our year one go to market strategy. We are starting at a point from which we are able to scale, but if we don't scale appropriately with growth, we could be

overshadowed by other direct and/or indirect competitors.

We might not be able to raise enough capital to achieve our goals.

It is possible that we may face, among other factors, if we are unable to raise the required capital, inherent risks of not being able to achieve our sales and marketing goals and we may not be able to succeed in evolving future market conditions. If we cannot raise adequate funds, we will not be able to effectively market the brand and will not be able to grow our users to the number we need to generate a profit.

The SAFE notes might not ever convert into equity.

The SAFE notes might not ever convert into equity.

If you invest, and we do not turn a profit, you may never see any equity from your investment. If we do not use the investments from this funding campaign to grow the business to the next stage, your investment may never manifest.

We rely on our users for our inventory.

We will depend on our users to become sellers by adding their products, which then becomes our inventory. If we do not have enough sellers, buyers will not be interested in using our marketplace.

We may need insurance.

Depending on the nature of allowing users to meet in person, as well as exchanging their own products, which the company is never in direct physical contact with or control of, may warrant the need to get specialized business insurance to protect assets and to provide protection from potential liabilities outside our control.

We may not be able to succeed based on impacts of COVID-19.

Pandemics and other health crisis that affect the larger populations, and potentially the international population, could ultimately end business. If people do not want to interact, or buy products used by other people, then there would be no need for our app.

Potential need for state and local licenses or permits.

Depending on the state regulations of where our buyers and sellers reside, we may need to file and pay for permits or licenses that will allow us to facilitate e-commerce transactions within and between each individual state.

We rely on external technologies to run our business.

We rely on a variety of external service providers to host and run our app and business functions. These technologies could crash and could cause the app to not work. We also rely on APIs that connect some of these systems, and these codes can change, and if we are not ahead of these changes, our app could cease functioning properly.

People may not like the app.

It's possible that people may just not like how the app functions and/or looks. If people don't like how something look or works, they won't want to use it. While we've invested a lot of time into getting the look and function right. But as more and more users join the community, we will see how the masses function as compared to our exiting sample cohort.

We could run out of money.

If we do not raise enough capital, or begin driving more revenue, we could run out of cash, and may not be able to afford to keep supporting the business' financial obligations to continue functioning.

External and environmental factors could affect our business.

A large part of our user community are in areas that experience extreme weather and environmental events. In some cases, if these events alter they lifestyles of communities, we may not be able to keep the app functioning without viability in our key markets.

People may not want to use the app.

With a 20% commission on each sale. People may not want to use the app. They may think that is too much money to pay Sea N' Soul to sell their product. They may prefer to use and existing free service like Craigslist or Facebook Marketplace. If people don't want to use the app, we will not succeed.

We could get hacked.

We are a data-based organization and users will be providing critical and personably identifiable information in order to buy and sell products. Our systems could be hacked and user-data could be compromised. If such a data breach is experienced, this could ultimately hurt the brand image, and could hurt the business.

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in SeaNSoul CF SPV, LLC and with the money you pay, it will buy our SAFEs by becoming a member of SeaNSoul CF SPV, LLC. A condition to using an SPV is that the SPV pass on the same economic and governance rights that are set out in the convertible notes. However, it may not always be possible to replicate those rights exactly, because the SPV is an LLC formed under Delaware law, as opposed to a Delaware corporation. This sort of arrangement has not been used for investing before, and there may be unforeseen risks and complications. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in "Securities Being Offered". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Again, this has not been done before, so there may be delays, complications and unexpected risks in that process.

> **Instructions:**
>
> Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified. Add additional lines and number as appropriate.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?:

The purpose of this offering is to supply general use of funds to be utilized for:

1. Marketing and Advertising Budgets — success of Sea N' Soul will be fully dependent upon us being able to get our message out to as many people who are involved in adventure-based activities as possible. While we are growing our organic presence with search engines and on social media platforms, being able to leverage paid media opportunities will be a key factor of successfully hitting our year one goals. This portion of funds will go to the paid media placements and online ads that we can get in front of the right people at the right time. We will have brand awareness campaigns, re-engagement campaigns, and campaigns that support our buyers and sellers. These placements will involve text ads, image ads, videos, native ads, as well as ads on CTV, OTT, and other new media

placements will involve text ads, image ads, videos, native ads, as well as ads on CTV, OTT, and other new media channels and mediums.

2. Content Creation for Marketing, Advertising, as well as User Support — content is the key to having successful paid media campaigns as well as supporting and nurturing the customer experience. It will be this content that will become the support content our users need to successfully use the app, as well as the ads, videos, and other media in which potential, current, and past users will engage. Video content is very powerful and will be a big part of helping users learn how to use our app, as well as becoming educational content that help sellers sell more, and earn more. We will also work with our nonprofit partners to create co-branded content that we will both leverage and share.

3. Human and Technology Resources — this portion of funds are required for the people and the tools we need in order to execute the year one go to market strategy. Human resources involve a small core team that will be responsible for the following:

    a. Manage the ongoing development of the app and technologies that drive function
    b. Manage the technologies that drive customer experience, customer engagement, and customer communications
    c. Manage the creation of content
    d. Mange the advertising and marketing campaigns

10. How does the issuer intend to use the proceeds of this offering?:

Use of Funding	Target Raise	Maximum Raise
Marketing and Advertising Budgets	100%	50%
Content Creation for Marketing, Advertising, as well as User Support	0%	25%
Human and Technology Resources required to execute the year one go to market strategy	0%	25%

Instructions:

An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Fundify is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?:

Sea N' Soul, Inc., will issue to investors the right to certain shares of the company's capital stock via a SAFE. See the SmartSAFE and Proxy related exhibit to this Form C or https://www.sec.gov/oiea/investor-alerts-and-bulletins/ib_safes for more information and description of risks on this type of agreement.

12. How can an investor cancel an investment commitment?:

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered:

Security Type: SAFE Notes

Target Closing Date: October 30, 2022

Valuation Cap: $5,000,000.00

Discount: 20%

Early Bird Terms:

Investments made in the first 48 hours of the campaign to receive an additional 20% on your investment.

After the first 48 hours:

- Investments made before reaching $25,000 will receive an additional 15% investment
- Investments made before reaching $50,000 will receive an additional 10% investment
- The subsequent $100,000 of investments will receive an additional 5% investment

This means that eligible investors will receive bonus shares based on the size and timing of their investment. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share if applicable. Any investor bonuses will be calculated after the closing of the campaign.

14. Do the securities offered have voting rights?:

No

15. Are there any limitations on any voting or other rights identified above?:

No

16. How may the terms of the securities being offered be modified?:

It is the intention of the Company not to modify the current terms.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;

2. to an accredited investor;

3. as part of an offering registered with the U.S. Securities and Exchange Commission; or

4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.:

Type of Security	Common Stock
Amount Authorized	10,000,000
Amount Issued	5,312,500
Voting Rights	The holders are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings)
Anti-Dilution Rights	None
How this Security may limit, dilute, or qualify the issuance pursuant to Reg CF	N/A

qualify the issuance pursuant to Reg CF

% of Ownership by holders of such Securities	100%

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?:

The rights of the securities being offered may not be materially limited, diluted, or qualified by the current rights of the common stock.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?:

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?:

This does not apply.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.:

Sea N' Soul has contracted a third accounting organization to provide valuation of these shares, within and based on standard norms of the industry as well as growth of similar businesses in other industries.

Crowdfunding SPV

The securities in this offering will be issued by both the Company and the Crowdfunding SPV. The proceeds from the offering will be received by the Crowdfunding SPV and invested immediately in the securities issued by the Company. The Crowdfunding SPV will be the legal owner of the SAFEs. Investors in this offering will own membership interests in the Crowdfunding SPV, Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Notes (and the shares into which they convert) as if they had invested directly with the Company.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?:

There are particular risks when purchasing securities for minority ownership in the company. There are no voting rights and there would be no control over company events and issues including but not limited to the growth of the company, the direction of the business model, dilution of shares, future valuations of shares, or changing of voting rights.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?:

Being minority shareholders, the decisions of the management team could yield both negative or positive outcomes for the existing shareholders.

24. Describe the material terms of any indebtedness of the issuer:

The company has no debt.

> **Instructions:**
>
> Name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?:

Since incorporation there has been stock issued to the the two founders, one internal employee, and two initial investors. No other offerings have been issued.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five

the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;

2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;

4. or (4) any immediate family member of any of the foregoing persons.

No

Instructions:

The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

Financial Condition of the issuer

27. Does the issuer have an operating history?:

No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations:

Sea N' Soul went to market silently in Q4 2021. The time of development prior to launch incurred the following financial

conditions. At this time, the company has been entirely self-funded by the founder. The company has no current debt, and does not anticipate taking on debt.

Sea N' Soul anticipates a larger fundraising round in Q3 2022, where it plans to raise $5 million to move forward with increased ad budgets to expand campaigns to reach more users, to fund phase two app development plans based on internal plans as well as from what our users tell us what they want the app to do for them during phase one. Sea N' Soul is a marketplace, and will be defined the user and customer experiences.

Statement of Financial Position

	Year Ended December 31, 2020
ASSETS	
Current Assets	
Cash and Cash Equivalents	25,364
Software Development Costs	144,700
Total Current Assets	170,064

TOTAL ASSETS	170,064
LIABILITIES AND EQUITY	
Loan Payable	1,000
Total Liabilities	1,000
EQUITY	
Common Stock	500
Additional Paid in Capital	173,034
Accumulated Deficit	(4,470)
Total Equity	169,064
TOTAL LIABILITIES AND EQUITY	170,064

Statement of Cash Flows

	Year Ended December 31, 2020
OPERATING ACTIVITIES	
Net Income (Loss)	(4,470)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net Cash provided by (used in) Operating Activities	(4,470)
INVESTING ACTIVITIES	
Software Development	(144,700)
Net Cash provided by (used by) Investing Activities	(144,700)
FINANCING ACTIVITIES	
Issuance of Common Stock	500
Laon proceeds	1,000
Additional Paid in Capital	173,034

Net Cash provided by (used in) Financing Activities	174,534
Cash at the beginning of period	-
Net Cash increase (decrease) for period	25,364
Cash at end of period	25,364

Instructions:

The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

Financial Information

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please reference the attached appendix document "Financial Attestation"

Stakeholder Eligibility

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

in connection with the purchase or sale of any security?:   No

involving the making of any false filing with the Commission?:   No

arising out of the conduct of the business of an underwriter, broker,
dealer, municipal securities dealer, investment adviser, funding portal or   No
paid solicitor of purchasers of securities?:

Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering

statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

in connection with the purchase or sale of any security?:   No

involving the making of any false filing with the Commission?:   No

arising out of the conduct of the business of an underwriter, broker,
dealer, municipal securities dealer, investment adviser, funding portal or   No
paid solicitor of purchasers of securities?:

Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

at the time of the filing of this offering statement bars the person from:

association with an entity regulated by such commission, authority, agency or officer?: No

engaging in the business of securities, insurance or banking?: No

engaging in savings association or credit union activities?: No

constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?: No

Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement::

suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?: No

places limitations on the activities, functions or operations of such person?: No

bars such person from being associated with any entity or from participating in the offering of any penny stock?: No

Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?: No

Section 5 of the Securities Act?: No

Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?:
No

Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?:
No

Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?:

No

> **Note:**
>
> If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

> **Instructions:**
>
> Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.
>
> No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include::

   1. any other material information presented to investors; and

   2. such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Since launching in August of 2021, in a soft launch with $1000 to $2500 per month in minimal digital advertising and email marketing campaigns, we've seen the following growth:

- Acquired 374 registered users
- 57 of these registered users have become registered sellers
- There have been 344 products uploaded for resale by sellers
- The total value of these 321 products is $55,746
- 53 products have been bought and sold within the app

It's important to point out that we are ahead of Poshmark's first year growth, based on these KPIs.

Other documents documents which have been provided include: Term Sheet; Formation documents; Capitalization Table; Pitch Deck; Projected Financials; Year One Marketing Strategy.

> **Instructions:**
>
> If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
>
> (a) a description of the material content of such information;
>
> (b) a description of the format in which such disclosure is presented; and
>
> (c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than::

The required date to file. These reports can be viewed by the public at our website: https://www.seansoul.com/investor-relations

33. Once posted, the annual report may be found on the issuer's website at:

Sea N' Soul will post it's Annual Report at our website: https://www.seansoul.com/investor-relations